

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Douglas Tobler
Chief Financial Officer
Vista Gold Corp.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

> **Re: Vista Gold Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-09025**

Dear Douglas Tobler:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation

cc: Doug Tobler